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AAON, INC.

2002 AAON Annual Report



And going after them. With the same responsiveness and speed that continue to help AAON pull away from the pack. That's what getting is all about. Add to that: AAON's amazing agility. Our willingness and ability to turn challenges into opportunities is setting the standard for innovative advancements in our field. With a keen eye to the future, we remain



committed to go where opportunity leads us, without boundaries there first



What's Inside:

Financial Highlights

	2002	2001	2000	1999	1998
Income Data ($000)					
Net Sales	155,075	157,252	154,982	131,947	109,624
Gross Profit	37,882	38,853	34,749	30,718	19,829
Operating Income	22,811	22,842	20,827	15,977	9,203
Interest Expense	95	892	904	574	1,017
Depreciation and Amortization	4,915	4,380	3,465	3,063	2,848
Pre-Tax Income	23,110	22,486	20,359	15,641	8,545
Net Income	14,611	14,156	12,794	9,697	5,230
Earnings Per Share (Basic) 1)	1.11	1.09	0.97	0.69	0.38
(Diluted) 1)	1.06	1.04	0.92	0.67	0.36
Balance Sheet ($000)					
Current Assets	46,482	42,273	47,358	36,477	31,953
Net Fixed Assets	35,231	34,022	29,460	22,179	18,553
Accumulated Depreciation	27,114	22,273	19,063	15,650	12,678
Cash & Cash Investments	15,071	1,123	17	25	25
Total Assets	91,713	76,295	76,818	58,656	50,506
Current Liabilities 2)	25,333	22,385	31,902	17,246	14,832
Long-Term Debt 2)	0	985	5,853	6,630	10,980
Stockholders' Equity	62,310	50,041	37,012	33,618	24,411
Stockholders' Equity per Share 3)	4.53	3.67	2.66	2.31	1.70
Funds Flow Data ($000)					
From (To) Operations	21,931	23,879	14,040	11,953	5,809
From (To) Investment	(16,118)	(8,817)	(10,733)	(6,649)	(4,767)
From (To) Financing	(1,865)	(13,956)	(3,315)	(5,304)	(1,043)
From (To) Cash and Cash Equivalents	3,948	1,106	(8)	–	(1)
Ratio Analysis					
Return on Average Equity	26.0%	32.5%	36.2%	33.4%	24.2%
Return on Average Assets	17.4%	18.5%	18.9%	17.8%	11.2%
Pre-Tax Income on Sales	14.9%	14.3%	13.1%	11.9%	7.8%
Net Income on Sales	9.4%	9.0%	8.3%	7.4%	4.8%
Total Liabilities to Equity	0.5	0.5	1.1	0.7	1.1
Long-Term Debt to Equity	0.0	0.0	0.2	0.2	0.4
Current Ratio 2)	1.8	1.9	1.5	2.1	2.2

1) = Reflects 3-for-2 stock splits in September 2001 and June 2002.

2) = Reflects reclassification of revolving loan from long-term debt to current liabilities for the years 2000, 2001 and 2002.

3) = Actual dollars and diluted number of shares for all years reflect both 3-for-2 stock splits.


SALES
In $ Millions
109.6
131.9
155.0
157.3
155.1
98
99
00
01
02
41% Increase
1998 to 2002


EARNINGS PER SHARE
Diluted
$0.36
$0.67
$0.92
$1.04
$1.06
98*
99*
00*
01*
02*
186% Increase
1998 to 2002


STOCK PRICE
As of end of December
$4.14
$6.39
$7.86
$16.31
$18.43
98*
99*
00*
01*
02*
345% Increase
1998 to 2002

* Reflects the 3-for-2 Stock Split, September 2001 and June 2002.


AAON
NASDAQ

Company Profile

AAON, Inc., headquartered in Tulsa, Oklahoma, engineers, manufactures and markets commercial air conditioning products including heating, ventilating, heat recovery and heat transfer coils. Products include single unit systems containing heating, cooling and heat recovery components in a self-contained cabinet, coils consisting of a sheet metal casing with tubes and fins, air handling units consisting of coils, blowers and filters, chillers and condensing units consisting of heat exchangers, fans and compressors.

Approximately 60% of the Company's sales come from new construction and 40% from renovation/replacements. AAON sells to a wide range of applications through sales representatives, as well as to many national accounts, such as Wal-Mart stores, Dillard's and Wendy's.

The company has about 13% share of the commercial rooftop market and a 1% share of the coil market.

The company's subsidiary, AAON Coil Products, Inc., is located in Longview, Texas and manufactures coils, air handlers and condensing units.












Always
Loyal To

Our Mission.

Dear Shareholder, The "Perfect Storm" was created by the confluence of a number of severe weather systems at the same time and location. During 2002, an already lethargic economic atmosphere was negatively impacted by the convergence of geo-political concerns and widespread corporate malfeasance. After posting five consecutive years of record sales growth during which time sales grew from $81.7 million in 1997 to $157.3 million in 2001, or a gain of 92.5%, this past year we witnessed our first year-over-year decline as sales dipped 1.4% to $155.1 million. Despite this lack of growth, net income attained record levels for the seventh consecutive year, rising to $14.6 million or $1.06 per share from $14.2 million or $1.04 per share.

hrough new product development and a more diverse customer base, AAON's share of the rooftop HVAC market increased from 7% in 1996 to 13% in 2002. According to the Air Conditioning and Refrigeration Institute, while total industry unitary volume increased 7% in 2002, the segment above 5 tons capacity (AAON's primary sector of operation) decreased a similar amount. Furthermore, that portion of industry volume above 20 tons declined approximately 15%. Once again, our ability to innovate and perform to our customers' expectations enhanced our prominent position in the HVAC industry and enabled us to garner a larger share of the market in which we operate.

OPPORTUNITY:

The $500 million a year air handler industry has a brand new player that once again demonstrates AAON's commitment to customer satisfaction and design flexibility. The **CELEBRITY™ Modular Air Handler** incorporates many of the problem-solving features offered in AAON's rooftop products, making it a great solution for renovations or retrofits to existing systems.



Pursuit of New Horizons. In my shareholders' letters to you over the past two years, I discussed the industry-wide softening of demand, which continued throughout all of 2002. During that period, two choices of operating philosophies became apparent to us. One was to seek shelter from the storm: reduce expenses across the board, cut back on capital costs and research and development expenditures and wait for a business recovery to stimulate demand to prompt a return to our prior growth objectives. The second choice was to continue to pursue growth through continuing innovation of both our existing and new product lines. The latter course, which we took, meant increasing both research and development expenditures and capital expenditures.

Since 2000, we have significantly accelerated our research and development program with approximately $2 million devoted to this effort. In addition, we have added machinery and increased capacity earmarked for new and redesigned products at a cost of almost $3 million. These efforts have spawned an almost totally redesigned product line as well as a number of new products, all of which have many common goals: to improve energy efficiency, meet new technological needs and enhance overall quality - all to increase customer satisfaction.

Just a few years ago, our product line ranged in tonnage output from 2 to 140 tons. The introduction in 2001 of our RL Model Series of rooftop products expanded our tonnage limit to 230 tons. Furthermore, the move into this market gave rise to the development of our LL Model Series line of chillers in 2002 with capacity of 35 to 365 tons in either air-cooled or evaporative-cooled configurations. Evaporative cooling can result in energy savings of 30-40% annually. While the chiller market is highly competitive, we believe AAON's



1988
August
AAON, an Oklahoma corporation, was founded.
September
Purchase of John Zink Air Conditioning Division.
1989
Spring
AAON purchased, renovated and moved into a 184,000 square foot plant in Tulsa, Oklahoma.
Introduced a new product line of rooftop heating and air conditioning units 2-140 tons.
Summer
Became a publicly traded company with the reverse acquisition of Diamond Head Resources (now "AAON, Inc."), a Nevada corporation.
1990
December
Listed on NASDAQ Small Cap - Symbol "AAON."
1991
December
Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coils Plus.
1992
Spring
AAON Coil Products purchased, renovated and moved into a 110,000 square foot plant in Longview, Texas.
1993
September One-for-four reverse stock split. Retired $1,927,000 of subordinated debt.
November
Listed on the NASDAQ National Market System.
1994
January
Introduced a desiccant heat recovery wheel option available on all AAON rooftop units.
1995
September
Completed expansion of the Tulsa facility to 332,000 square feet.
March
Purchase of property with 26,000 square foot building adjacent to AAON Coil Products plant in Longview, Texas
Issued a 10% stock dividend.

product can compete effectively by offering our customer new innovations as well as cost and energy-saving solutions. Over the next two to four years, we are hopeful of establishing a strong foothold in this market, which is similar in size to the rooftop market estimated to be approximately $1.2 billion.

Our decision to move into the applied systems market has provided platforms for the introduction of a number of new air handler products including a large-capacity rooftop air handler that brings a semi-standardized product to a market previously dominated by custom manufacturers. In addition, we have recently released CELEBRITY,™ our new modular air handler product, which incorporates many application problem-solving features offered in our rooftop products. Furthermore, the modular nature of this product provides flexibility of design as well as ease of retrofit installation. We estimate the portion of the air handler market that we are beginning to service to be approximately $500 million annually.

2002 Financial Performance. AAON serves a diverse roster of customers in five important market segments. They are: Retailing, Education, Industrial (Manufacturing), Medical and Health and Office Buildings. During the past year, we witnessed continuing severe weakness in both new office and manufacturing plant construction, which declined on an industry-wide basis 30% and 12%, respectively. The retailing sector was flat to down slightly from the previous year while the two bright spots continued to be the educational and medical and health markets. The net result for AAON was a slight decline in sales of 1.4% to $155.1 million in 2002 from $157.3 million for the year ended December 31, 2001.

OPPORTUNITY:

Just as AAON's innovations changed the unitary rooftop market in 1988, the chiller market is now being transformed with the introduction of the new **AAON Model LL** air and evaporative cooled chiller, which has features that have never before been obtainable.


AAON


1996
December
Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from Tulsa facility.
1997
April
AAON received U.S. patent for Blower Housing assembly.
October
U.S. patent granted to AAON for air conditioner with energy recovery heat wheel.
1998
November 1998
AAON yearly shipments exceed $100 million. Received U.S. patent for Dimpled Heat Exchanger Tube.
1999
Spring
Completed Tulsa, Oklahoma, and Longview, Texas, plant additions yielding a total exceeding 1 million square feet.
2000
2001
Fall
Expanded rooftop product line to 230 tons. Introduced evaporative condensing energy savings feature. 3-for-2 stock split.
June
3-for-2 stock split.
2002
July
AAON added as a member of the Russell 2000® Index.
Fall
Industry introduction of the modular air handler and chiller products.

Gross profit margins narrowed slightly to 24.4% of sales or $37.9 million in 2002 from 24.7% of sales or $38.9 million, reflecting pricing pressures and higher start-up costs associated with new product introductions. SG&A expenses declined to $15.1 million or 9.7% of sales from $16.0 million or 10.2% of sales, enabling 2002 operating income to reach $22.8 million or 14.7% of sales. In 2001, operating income was also $22.8 million or 14.5% of sales. The elimination of our long-term debt combined with higher interest income beneficially impacted net income, which rose to $14.6 million (9.4% of sales), or $1.06 per share in 2002. In 2001, net income totaled $14.2 million (9.0% of sales) or $1.04 per share. Our earnings per share calculations are based upon 13.7 million fully diluted shares outstanding for 2002 and 13.6 million for 2001 and reflect two 3-for-2 stock splits in September 2001 and June 2002.



OPPORTUNITY:

Be First.

With the introduction of the first AAON rooftop units, AAON provided features new to the market, to meet the requirements for the Engineer, Contractor, Building Owner and the Occupant.

- Pre-engineered and factory installed options
- The elimination of the necessity for field installed options
- Superior quality design to last the economic life of the building
- 2000 hour salt spray tested paint finish for a lasting new look and long-term durability
- Common mounting curbs for multiple capacity models
- Gear driven damper blades for simple and dependable operation
- High efficiency, backward inclined fan assembly that is slide-out for servicing
- Elevated compressor mounting platform for reduced sound levels
- Filter changeout in minutes with no tools, using hinged easy-open doors
- Hinged access door entry to all service items including the compressors
- Color-coded wiring diagrams that are laminated and permanently affixed to the inside of the control compartment access door
- All larger size units include multiple compressors for energy efficiency and dependability

This same distinctive philosophy of design for customer value appears in all AAON products today.

Strong Financial Condition. We maintained our efforts to strengthen and improve our balance sheet. At December 31, 2002, total current assets were $46.5 million, with a current ratio of 1.8:1. During the past year, we eliminated all long-term debt while our cash equivalents (including certificates of deposits) grew to $15.1 million. This was accomplished despite capital expenditures of $6.1 million and the initial phase of a new stock purchase program in which the Company spent $4 million. In October 2002, the Board of Directors authorized the purchase of up to 1.3 million shares or approximately 10% of the shares outstanding. It should be noted that this was our second stock buyback program since late 1999. From October 1999 through September 2001, the Company purchased 747,000 shares at a cost of $14 million. Total shareholders' equity climbed to $62.3 million or $4.53 per share at December 31, 2002, from $50 million or $3.67 per share a year earlier. In 2001, our return on average shareholders' equity was 32.5%, and for 2002, the ROE stood at 26%.

Kudos from the Investment Community. We are extremely appreciative for the continuing recognition we received during the past year from the financial community. For the third consecutive year, AAON was selected to *Business Week* magazine's (6/10/02) "HOT

GROWTH COMPANIES," placing 23rd on the list. In addition, the Company was selected to *Fortune Small Business*' (July/August 2002) list of "AMERICA'S FASTEST GROWING SMALL COMPANIES." For the third consecutive year, AAON made the list of *Forbes* magazine's (10/28/02) "200 BEST SMALL COMPANIES", ranking 51st. On July 9, 2002, the Company was added to the Russell 2000® Index.

Innovative Responsiveness. Our engineering and research and development personnel have played a major role in the redesigning of our existing product line and the introduction of new products. These technologically innovative products deliver improved energy efficiency and are manufactured with increased durability extending the product's life cycle.

In climates that have high humidity, the presence of mold has become an increasingly severe problem throughout the building industry. Both landlords and tenants find getting mold insurance almost impossible, and where available, it has become exorbitantly expensive. AAON has recently introduced an energy-efficient method (patent pending) of controlling humidity (the presence of humidity is necessary for mold to form). This control option will be offered on all air handling equipment for both the unitary and applied systems product lines.

We have recognized the issue of global warming and the mandate to use environmentally safe refrigerants. The refrigerant R22 that we presently use has to be replaced by 2010. At that time, according to the Montreal Protocol, a "green" refrigerant such as R410A, which is considered environmentally safe, will replace R22. We have substantially completed a significant portion of the engineering and research and development necessary to prepare our plants and products for the shift of our manufacturing process when the industry converts to the use of R410A.

Sales Representative Performance. Despite the most difficult operating environment the industry has witnessed in the past several years, our manufacturers' representative network once again achieved record results. With 101 offices covering all 50 states, this portion of our business gained about 10% to approximately 70% of total sales.

Our sales performance for the past two years leaves little doubt as to the inherent cyclicality of our industry. While the current business environment continues to cloud the near-term outlook for our industry, we are beginning to see significant building of pent-up demand for our products. Over the next two to five years we believe we can achieve and maintain an annual revenue growth rate of at least 15%. Our redesigned product line is expected to grow at a somewhat faster rate than the projected industry rate of 5-6% annually. We anticipate additional growth from our recently introduced new products as well as future products currently on the drawing board. The manufacturers' representative network should continue to play an increasingly important role in future sales growth. We believe

OPPORTUNITY:

AAON's expansion into new product lines has been a natural progression. The combination of established manufacturing techniques, experienced personnel and products that feature many of the same basic components as other AAON products have allowed the Company to adapt, leaving would-be competitors consistently scrambling to keep up.



that over the next two to three years, this segment may well contribute at least 80% of AAON's total sales.

Employees. Our continuing efforts are to align the interest of our employees with those of our stockholders. We have done this by emphasizing both long-term and short-term results through our 401(k) and Profit Sharing programs. The Company's contributions to our 401(k) plan have caused the plan to be one of our largest shareholders and thereby enabled our employees to share in AAON's success. All company contributions are used to purchase AAON shares in the open market and are subject to a five-year vesting schedule starting in the second year of employment. Profit Sharing provides immediate reinforcement by paying a quarterly cash bonus to each employee based upon a percentage of pre-tax profits with the amount being equal for all employees. These benefits, along with rising unemployment, have lowered our employee turnover. Reduced employee turnover has not only cut our recruitment and training costs, but also has created the best workforce in our history. To maintain this workforce as the economy changes, we offer a competitive wage and benefits package and regularly review the package in light of economic conditions. With our employee dedication and the investments we have made in manufacturing equipment, we have obtained improved efficiencies and profitability.

Outlook. Fortified by innovative technology and a strong financial position, we have carefully charted a path for our future growth. We have enlarged our engineering and research and development efforts, leading to a totally redesigned product line and the introduction of a number of new products, with more to come. Our market presence and penetration have been expanded, and the business opportunities that exist today are more numerous than ever before. The successes of our endeavors cannot be attained without the confidence and cooperation of our loyal customers, sales representatives and shareholders, as well as the dedication of our outstanding employees, all of whose names appear at the end of this report. I want to thank all of you for your past support and your continuing commitment to enable AAON to achieve its future goals.



Norman H. Asbjornson
President / CEO
April 18, 2003


Business

Good Press.

2002

Selected as one of five companies mentioned in **Forbes** magazine's "Money and Investing" column
Ranked 51st in **Forbes** magazine's "200 Best Small Companies" list
Ranked 64th in **Fortune Small Business** magazine's "America's Fastest Growing Small Companies" list
Ranked 23rd in **Business Week** magazine's "Hot Growth Companies" list

2001

Ranked 34th in **Business Week** magazine's "100 Hot Growth Companies" list
Ranked 36th in **Forbes** magazine's "200 Best Small Companies" list

2000

Ranked 92nd in **Business Week** magazine's "100 Best Small Companies" list
Ranked 52nd in **Forbes** magazine's "200 Best Small Companies" list
Featured in **Investor's Business Daily's** "New America" section

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 33-18336-LA

AAON, INC.

(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	87-0448736 (IRS Employer Identification No.)
2425 South Yukon, Tulsa, Oklahoma (Address of principal executive offices)	74107 (Zip Code)

Registrant's telephone number, including area code: (918) 583-2266

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.004
(Title of Class)
Rights to Purchase Series A Preferred Stock
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of Registrant's common equity held by non-affiliates computed by reference to the closing price of Registrant's common stock on February 28, 2003, was approximately $121,766,000. For purposes of this computation, all officers, directors and 5% beneficial owners of Registrant are deemed to be affiliates.

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ✓ No ___

The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of Registrant's common stock on the last business day of Registrant's most recently completed second quarter (June 30, 2002) was $164,919,000.

As of February 28, 2003, Registrant had outstanding a total of 13,032,266 shares of its $.004 par value Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held May 28, 2003, are incorporated into Part III.

Table of Contents

Part I

Item 1. Business.

General Development of Business
AAON, Inc., a Nevada corporation ("AAON-Nevada" or, including its subsidiaries, the "Company" or "AAON"), was incorporated on August 18, 1987.

AAON, Inc., an Oklahoma corporation ("AAON-Oklahoma"), was incorporated on August 15, 1988, for the purpose of acquiring the assets, subject to certain liabilities, of the Heating, Ventilation and Air-Conditioning ("HVAC") Division of John Zink Company in Tulsa, Oklahoma. In June 1989, pursuant to a Conversion/Exchange Agreement, AAON-Oklahoma became a wholly-owned subsidiary of AAON-Nevada.

AAON-Oklahoma is engaged in the manufacture and sale of commercial rooftop air-conditioners and heating equipment.

In December 1991, AAON Coil Products, Inc. ("ACP", formerly CP/AAON, Inc.), a Texas corporation, was organized as a wholly-owned subsidiary of AAON-Nevada to purchase most of the assets of Coils Plus, Inc., of Longview, Texas. ACP manufactures coils used in the Company's products, as well as air handling and condensing units introduced in 1998.

Products and Markets
The Company engineers, manufactures and markets commercial rooftop air-conditioning, heating and heat recovery equipment, air-conditioning coils, air handling and condensing units and chillers. Its products serve the commercial and industrial new construction and replacement markets. To date virtually all of the Company's sales have been to the domestic market, with foreign sales accounting for only 2% of its sales in 2002.

The rooftop and condenser markets consist of units installed on commercial or industrial structures of generally less than 10 stories in height. Air handling units, coils and chillers are applicable to all sizes of commercial and industrial buildings.

The size of these markets is determined primarily by the number of commercial and industrial building completions. The replacement market consists of products installed to replace existing units/components which are worn or damaged. Historically, approximately half of the industry's market has consisted of replacement units.

The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of 6-18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, the Company emphasizes the replacement market.

Based on its 2002 level of sales, approximately $155 million, the Company has a 13% share of the rooftop market and a 1% share of the coil market. Approximately 60% of the Company's sales now come from new construction and 40% from renovation/replacements. The percentage of sales for new construction vs. replacement to particular customers is related to their stage of development. In the case of Wal-Mart and Target, due to their growth posture, the Company's sales to these major customers was approximately 80% for new construction and 20% replacement. Sales of air handling and condensing units and chillers in 2002 amounted to approximately $4.5 million.

The Company purchases certain components, fabricates sheet metal and tubing and then assembles and tests its finished products. The Company's primary finished products consist of a single unit system containing heating, cooling and/or heat recovery components in a self-contained cabinet, referred to in the industry as "unitary" products. The Company's other finished products are coils consisting of a sheet metal casing with tubing and fins contained therein, air handling units consisting of coils, blowers and filters, and condensing units consisting of coils, fans and compressors, which, with the addition of a refrigerant to water heat exchanger, become chillers.

The Company currently has five groups of rooftop products: its RK Series offered in 18 cooling sizes ranging from three to 60 tons, which is being phased out and will be replaced by the RM and RN Series offered in 21 cooling sizes ranging from two to 70 tons; its RL Series, which is offered in 15 cooling sizes ranging from 40 to 230 tons; and its HA Series, which is a horizontal discharge package for either rooftop or ground installation, offered in nine sizes ranging from four to 50 tons. The Company's heat recovery option applicable to its RK, RM, RN and RL units (which responds to the U.S. Clean Air Act mandate to increase fresh air in commercial structures and increases the capacity of these units by up to 50% with no additional energy cost) has gained significant customer acceptance.

The Company's products are designed to compete on the high side of standardized, packaged rooftop products. Accordingly, its prices range from $300 to $550 per ton of cooling, which is approximately 4%, on average, higher than other standardized products. Performance characteristics of these products range in cooling capacity from 28,000-2,676,000 BTU's and in heating capacity from 69,000-3,990,000 BTU's. All of the Company's rooftop products meet the Department of Energy's efficiency standards, which are designed to set the maximum amount of energy to be used in producing a given amount of cooling.

A typical commercial building installation requires a ton of air-conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air-conditioning, which would involve multiple units.

The Company has developed a prototype wall-hung heating and air-conditioning unit which it plans to market for commercial buildings requiring a product designed for small space(s). Pilot production and testing of this product began in 2001, but sales to date have not been significant. In December 2001, the Company began marketing commercial water chillers. The development of these products did not require a material investment, but could produce material results.

Major Customers

The Company's largest customers last year were Wal-Mart Stores, Inc., and Target Stores, Inc. Sales to Wal-Mart and Target were 14% and 11% of total sales, respectively, in 2002 and 2001. The Company has no written contract with these customers.

The loss of either of the above customers would have a material adverse affect on the Company. However, with the continuing expansion of the Company's customer base, management believes that the extent of its dependence on sales to its major customers will diminish over a period of time.

In order to diversify its customer base, the Company has added to and/or upgraded its sales representation in various markets.

Sources and Availability of Raw Materials

The most important materials purchased by the Company are steel, copper and aluminum, which are obtained from domestic suppliers. The Company also purchases from other domestic manufacturers certain components, including compressors, electric motors and electrical controls used in its products. The Company endeavors to obtain the lowest possible cost in its purchases of raw materials and components, consistent with meeting specified quality standards. The Company is not dependent upon any one source for its raw material or the major components of its manufactured products. By having multiple suppliers, the Company believes that it will have adequate sources of supplies to meet its manufacturing requirements for the foreseeable future.

Further, the Company attempts to limit the impact of increases in raw materials and purchased component prices on its profit margins by negotiating with each of its major suppliers on a term basis from six months to one year.

Distribution

The Company utilizes a direct sales staff of nine individuals and approximately 84 independent manufacturer representatives' organizations having 101 offices to market its products in the United States. The Company also has one international sales organization, which utilizes 12 distributors in other countries. Sales are made directly to the contractor or end user, with shipments being made from the Company's Tulsa and Longview plants to the job site. Billings are to the contractor or end user, with a commission paid directly to the manufacturer representative.

The Company's products and sales strategy focus on a "niche" market. The targeted market for its rooftop equipment is customers seeking a product of better quality than offered, and/or options not offered, by standardized manufacturers.

To support and service its customers and the ultimate consumer, the Company provides parts availability through two independent parts distributors and has a factory service organization at its Tulsa plant. Also, a number of the manufacturer representatives utilized by the Company have their own service organizations, which, together with the Company, provide the necessary warranty work and/or normal service to customers.

The Company's warranty on its products is: for parts only, the earlier of one year from the date of first use or 15 months from date of shipment; compressors (if applicable), an additional four years; on gas-fired heat exchangers (if applicable), 15 years; and on stainless steel heat exchangers (if applicable), 25 years.

Research and Development

All R&D activities of the Company are company-sponsored, rather than customer-sponsored. Ongoing work involves the RM, RN and LL (chiller) Series, component evaluation and refinement, development of control systems and new product development. This work will cost approximately $600,000 per year and is budgeted as a normal, recurring expense.

Backlog

The Company had a current backlog as of March 1, 2003, of $24,972,000, compared to $28,800,000 at March 1, 2002. The current backlog consists of orders considered by management to be firm and substantially all of which will be filled by August 1, 2003; however, the orders are subject to cancellation by the customers.

Working Capital Practices

Working capital practices in the industry center on inventories and accounts receivable. The Company regularly reviews its working capital components with a view to maintaining the lowest level consistent with requirements of anticipated levels of operation. Its greatest needs arise during the months of July-November, the peak season for inventory (primarily purchased material) and accounts receivable. The Company's working capital requirements are generally met through a bank revolving credit facility, which currently permits borrowings up to $15,150,000. The Company believes that it will have sufficient bank credit available to meet its working capital needs for the foreseeable future.

Seasonality

Sales of the Company's products are moderately seasonal with the peak period being July-November of each year.

Competition

In the domestic market, the Company competes primarily with Trane Company, a division of American Standard, Inc., Carrier Corporation, a subsidiary of United Technologies Corporation, Lennox International, Inc., and York International Corporation. All of these competitors are substantially larger and have greater resources than the Company. The Company competes primarily on the basis of total value, quality, function, serviceability, efficiency, availability of product, product line recognition and acceptability of sales outlet. However, in new construction where the contractor is the purchasing decision maker, the Company often is at a competitive disadvantage on sales of rooftop units because of the emphasis placed on initial cost; whereas, in the replacement market and other owner-controlled purchases of such units, the Company has a better chance of getting the business since quality and long-term cost are generally taken into account.

Employees

As of March 1, 2003, the Company had 965 employees and 107 temporaries, none of whom are represented by unions. Management considers its relations with its employees to be good.

Patents, Trademarks, Licenses and Concessions

The Company does not consider any patents, trademarks, licenses or concessions held by it to be material to its business operations, other than patents issued regarding its heat recovery wheel option, blower, gas-fired heat exchanger, wall-hung curb and evaporative condenser desuperheater.

Environmental Matters

Laws concerning the environment that affect or could affect the Company's domestic operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts, and any other federal, state or local laws or regulations governing environmental matters. The Company believes that it presently complies with these laws and that future compliance will not materially adversely affect the Company's earnings or competitive position.

Available Information

The Company's Internet website address is http://www.aaon.com. Its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 will be available through the Company's Internet website as soon as reasonably practical after the Company electronically files such material with, or furnishes it to, the SEC.

Item 2. Properties.

The plant and office facilities of AAON-Oklahoma consist of a 337,000 square foot building (322,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located on a 12-acre tract of land at 2425 South Yukon, Tulsa, Oklahoma (the "original facility"), and a 457,000 square foot manufacturing/warehouse building and a 22,000 square foot office building (the "expansion facility") located on a 40-acre tract of land across the street from the original facility. Both plants are of sheet metal construction.

The original facility's manufacturing area is in a heavy industrial type building, with total coverage by bridge cranes, containing manufacturing equipment designed for sheet metal fabrication and metal stamping. The manufacturing equipment contained in the original facility consists primarily of automated sheet metal fabrication equipment, supplemented by presses, press breaks and NC punching equipment. Assembly lines consist of four cart-type conveyor lines with variable line speed adjustment, three of which are motor driven. Subassembly areas and production line manning are based upon line speed. The manufacturing facility is 1,140 feet in length and varies in width from 390 feet to 220 feet. Production at this facility averaged approximately $12.5 million per month in 2002, which is 60% of the estimated capacity of the plant. Management deems this plant to be nearly ideal for the type of rooftop products being manufactured by the Company.

The expansion facility, which was purchased in December 1997, is 25% (122,000 sq. ft.) utilized by the Company and 75% leased to third parties. The Company uses 22,000 sq. ft. for office space, 20,000 sq. ft. for warehouse space and 80,000 sq. ft. for manufacturing. The remaining 335,000 sq. ft. will afford the Company additional plant space for long-term growth.

The operations of ACP are conducted in a plant/office building at 203-207 Gum Springs Road in Longview, Texas, containing 226,000 square feet on 14 acres. The manufacturing area (approximately 219,000 square feet) is located in three 120-foot wide sheet metal buildings connected by an adjoining structure. The facility is built for light industrial manufacturing.

Item 3. Legal Proceedings.

The Company is not a party to any pending legal proceeding which management believes is likely to result in a material liability and no such action is contemplated by or, to the best of its knowledge, has been threatened against the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of security holders, through solicitation of proxies or otherwise, during the period from October 2, 2002, through December 31, 2002.

Part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The Company's Common Stock is traded on the NASDAQ National Market under the symbol "AAON". The range of closing prices for the Company's Common Stock during the last two years, as reported by National Association of Securities Dealers, Inc. (adjusted for 3-for-2 stock splits on September 28, 2001, and June 4, 2002), was as follows:

Quarter Ended	High	Low
March 31, 2001	$ 11.05	$ 8.22
June 30, 2001	$ 12.33	$ 7.45
September 30, 2001	$ 14.22	$ 11.25
December 31, 2001	$ 16.31	$ 10.67
March 31, 2002	$ 18.08	$ 12.97
June 30, 2002	$ 21.54	$ 16.94
September 30, 2002	$ 18.69	$ 15.55
December 31, 2002	$ 21.00	$ 16.00

On February 28, 2003, there were 1,037 holders of record, and 4,048 beneficial owners, of the Company's Common Stock.

Since its inception, no cash dividends have been paid on the Company's Common Stock and the Company does not anticipate paying cash dividends in the foreseeable future. There is a negative covenant under the Company's Revolving Credit and Term Loan Agreement which prohibits the declaration or payment of such dividends.

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with the financial statements and related notes thereto for the periods indicated, which are included elsewhere in this report.

Results of Operations:	2002	2001	2000	1999	1998
	Years Ended December 31, (in thousands, except per share data)				
Net sales	$ 155,075	$ 157,252	$ 154,982	$ 131,947	$ 109,624
Net income	$ 14,611	$ 14,156	$ 12,794	$ 9,697	$ 5,230
Basic earnings per share	$ 1.11	$ 1.09	$ .97	$ .69	$ .37
Diluted earnings per share	$ 1.06	$ 1.04	$ .92	$ .67	$ .36
Weighted average shares outstanding					
Basic	13,158	12,992	13,190	14,043	13,955
Diluted	13,740	13,641	13,896	14,535	14,367

Balance Sheet Data:	2002	2001	2000	1999	1998
	December 31, (in thousands)				
Total assets	$ 91,713	$ 76,295	$ 76,818	$ 58,656	$ 50,506
Long-term debt	-	$ 985	$ 5,853	$ 6,630	$ 10,980
Stockholders' equity	$ 62,310	$ 50,041	$ 37,012	$ 33,618	$ 24,411

Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per common share were determined on the assumed exercise of dilutive options, as determined by applying the treasury stock method. Effective September 28, 2001 and June 4, 2002, the Company completed a three-for-two stock split. The shares outstanding and earnings per share disclosures have been restated to reflect the stock split.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

AAON, Inc. engineers, manufactures and markets commercial rooftop air-conditioning, heating and heat recovery equipment, chillers, air conditioning coils, air handlers and condensing units. The Company's primary products are its RK, RL, RM and RN Series units. In the second quarter of 2002, the new, highly energy-efficient RM was introduced to replace the RK. AAON has also introduced an expanded air-handler product. In the third quarter of 2002, a new Modulating Hot Gas Reheat feature was introduced for the rooftop product lines, condensing units and air handlers. The new feature addresses humidity, mold and indoor air quality problems that plague many environments due to excessive moisture.

AAON sells its products to property owners and contractors through a network of manufacturers' representatives and its internal sales force. Demand for the Company's products is influenced by national and regional economic and demographic factors. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of 6-18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, the Company emphasizes the replacement market.

The principal components of cost of goods sold are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal raw materials used in AAON's manufacturing processes are steel, copper and aluminum. The major component costs include compressors, electric motors and electronic controls.

Selling, general, and administrative costs include the Company's internal sales force, warranty costs, profit sharing and administrative expense. Warranty expense is estimated based on historical trends and other factors. The Company's warranty period is generally one year from the date of first use or 15 months from date of shipment; however, compressors (if applicable) carry an additional four-year warranty, gas-fired heat exchangers (if applicable) have a 15-year warranty, and stainless steel heat exchangers (if applicable) have a 25-year warranty.

Set forth below is income statement information with respect to the Company for years 2002, 2001 and 2000:

	Years Ended December 31,		
	2002	2001	2000
	(in thousands)		
Net sales	$ 155,075	$ 157,252	$ 154,982
Cost of sales	117,193	118,399	120,233
Gross profit	37,882	38,853	34,749
Selling, general and administrative expenses	15,071	16,011	13,922
Income from operations	22,811	22,842	20,827
Interest expense	95	892	904
Interest income	(214)	-	-
Other income	(180)	(536)	(436)
Income before income taxes	23,110	22,486	20,359
Income tax provision	8,499	8,330	7,565
Net income	$ 14,611	$ 14,156	$ 12,794

Results of Operations

Net sales decreased by 1% in 2002 compared to 2001, and 2001 sales were 1.5% greater than in 2000. The decrease in sales for 2002 was caused by a slowdown in production in the second quarter due to the heavy volume of new products produced, and from a slowdown in the construction market caused by a downturn in the economy and uncertainty about future economic conditions. Following the events of September 11, 2001, the Company experienced a period of minimal sales activity and many orders were delayed by the Company's customers, resulting in a decrease in sales for the fourth quarter of 2001 of 11% compared to the same period in 2000. The increase in sales in 2001 compared to 2000 resulted from increases in the Company's market share in all areas of its business aided by both new product introductions and newly developed versions of existing product lines. The increase was attributable to more sales generated by manufacturer's representatives and replacement business. Sales to existing customers continued to account for 85% of the Company's business, with the balance coming from new business.

Gross profit in 2002 was 24.4% compared to 24.7% in 2001 and 22.4% in 2000. The decrease in margins for 2002 vs. 2001 was primarily attributable to start-up costs related to the production of new products and lower plant utilization due to the decrease in sales. The increase in margins in 2001 compared to 2000 was due to efficiencies realized from higher plant utilization and a more stable work force which allowed the Company to reduce the amount of overtime incurred and also allowed the Company to realize better overall labor efficiencies.

Selling, general and administrative expenses decreased by $.9 million (6%) in 2002 compared to 2001, primarily as a result of a reduction in bad debt and warranty expense. The SG&A increase of $2.1 million (15%) in 2001 compared to 2000 was primarily due to higher warranty reserves related to the introduction of new products both within existing and new product lines.

Interest expense was $.1 million, $.9 million and $.9 million in 2002, 2001 and 2000, respectively. The reduction in interest expense was due to the retirement of all long-term debt in 2002 and lower average borrowings under the revolving credit facility.

Interest income in 2002 was $.2 million due to investments in short-term money markets and certificates of deposits.

Other income was $.2 million, $.5 million and $.4 million in 2002, 2001 and 2000, respectively. Other income is primarily attributable to rental income from the Company's "expansion facility". The decrease of $.4 million in 2002 compared to 2001 is due to the expanded company use of its facilities.

The Company's effective tax rate in 2002, 2001 and 2000 was 37%.

Financial Condition and Liquidity

Accounts receivable decreased $1.1 million at December 31, 2002, compared to December 31, 2001, due to improved collection results.

Inventories increased $.9 million at December 31, 2002, compared to December 31, 2001, due to the procurement of additional inventory required for the manufacturing of new products.

Prepaid expenses increased by $.4 million at December 31, 2002, compared to December 31, 2001, due to deposits made on equipment acquisitions.

Accounts payable and accrued liabilities increased $.7 million at December 31, 2002, compared to December 31, 2001, due primarily to timing of payments to vendors.

The Company generated $21.9 million, $23.9 million and $14.0 million cash from operating activities in 2002, 2001 and 2000, respectively. Operating cash flows in 2002 consisted of $14.6 million of net income, $4.9 million of depreciation and $2.4 million of working capital and other changes. Operating cash flows in 2001 consisted of $14.2 million of net income, $4.4 million of depreciation and $5.3 million in working capital and other changes.

Cash flows used in investing activities were $16.1 million, $8.8 million and $10.7 million in 2002, 2001 and 2000, respectively. Cash flows used in investing activities in 2002 related to investments in certificates of deposit of $10 million and capital expenditure additions totaling $6 million, reflecting primarily additions to machinery and equipment and renovations made to the Company's manufacturing and office facilities. In 2001 and 2000 cash used in investing activities was comprised primarily of capital expenditures totaling $9.0 million and $10.7 million, respectively. All capital expenditures and building renovations were financed out of cash generated from operations. The Company had no long-term debt at December 31, 2002, compared to $1.0 million at December 31, 2001.

Cash flows used in financing activities were $1.9 million, $14 million and $3.3 million in 2002, 2001 and 2000, respectively. In October the Company's Board of Directors authorized a stock buy back program to repurchase up to 1,325,000 shares of stock. In 2002, there were 215,963 shares of stock repurchased for a total of $4 million. The Company repurchased stock in 2001 and 2000 totaling $2.8 million and $10.4 million, respectively. Additionally, during 2002 the Company had net borrowings of $3.1 million under its revolving credit facility and repaid $1.9 million of long-term debt. During 2000 and 2001, the Company had net (repayments)/borrowings under its revolving credit facility totaling ($6.5 million) and $2.1 million, respectively.

The Company's revolving credit facility (which currently extends to July 31, 2003) provides for maximum borrowings of $15.2 million. Interest on borrowings is payable monthly at the Wall Street Journal prime rate less .5% or LIBOR plus 1.6%, at the election of the Company. Borrowings available under the revolving credit facility at December 31, 2002 were $11.6 million.

Management believes the Company's bank revolving credit facility (or comparable financing), term loans, and projected cash flows from operations will provide the necessary liquidity and capital resources to the Company for the foreseeable future. The Company's belief that it will have the necessary liquidity and capital resources is based upon its knowledge of the HVAC industry and its place in that industry, its ability to limit the growth of its business if necessary, and its relationship with its existing bank lender.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, future actual results could differ from those estimates and could have a significant impact on the Company's results of operations, financial position and cash flows. The Company re-evaluates its estimates and assumptions on a monthly basis.

The following accounting policies may involve a higher degree of estimation or assumption:

Allowance for Doubtful Accounts - The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends in collections and write-offs, current customer status, the age of the receivable, economic conditions and other information. Aged receivables are reviewed on a monthly basis to determine if the reserve is adequate and adjusted accordingly at that time.

Allowance for Excess and Obsolete Inventories - The Company establishes an allowance for excess and obsolete inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales and replacement parts.

Warranty - A provision is made for the estimated cost of warranty obligation at the time the product is shipped and revenue is recognized. The warranty period is: for parts only, the earlier of one year from the date of first use or 15 months from date of shipment; compressors (if applicable), an additional four years; on gas-fired heat exchangers (if applicable), 15 years; and on stainless steel heat exchangers (if applicable), 25 years. Warranty expense is estimated based on the Company's warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue. Due to the absence of warranty history on new products, an additional provision may be made for such products.

New Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations*, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. This Statement is effective for fiscal years beginning after June 15, 2002. Management does not expect the adoption of SFAS 143 to have a significant impact on its results of operations or financial position.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, addresses financial accounting and reporting for costs associated with exit or disposal activities. Under this Statement, a liability for a cost associated with an exit or disposal activity is recognized at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement is not expected to have a significant impact on the Company's results of operations or financial position.

Forward-Looking Statements

This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause results to differ materially from those in the forward-looking statements include (1) the timing and extent of changes in material prices, (2) the effects of fluctuations in the commercial/industrial new construction market, (3) the timing and extent of changes in interest rates, as well as other competitive factors during the year, and (4) general economic, market or business conditions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is subject to interest rate risk on its revolving credit facility which bears variable interest based upon a prime or LIBOR rate.

Foreign sales accounted for only 2% of the Company's sales in 2002 and the Company accepts payment for such sales only in U.S. dollars; hence, the Company is not exposed to foreign currency exchange rate risk.

Important raw materials purchased by the Company are steel, copper and aluminum, which are subject to price fluctuations. The Company attempts to limit the impact of price increases on these materials by negotiating with each of its major suppliers on a term basis from six months to one year.

The Company does not utilize derivative financial instruments to hedge its interest rate or raw materials price risks.

Item 8. Financial Statements and Supplementary Data.

The financial statements and supplementary data are included at page 16.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

The information called for by Item 304 of Regulation S-K has been previously reported in the Company's Form 8-K dated June 25, 2002.

PART III

Item 10. Directors and Executive Officers of Registrant.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2003 Annual Meeting of Stockholders.

Item 11. Executive Compensation.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2003 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2003 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2003 Annual Meeting of Stockholders.

Item 14. Controls and Procedures.

Evaluation of disclosure controls and procedures

Within the 90-day period prior to the filing date of this Annual Report on Form 10-K, the Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer believe that:

- the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and

- the Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, particularly during the period when this Annual Report was prepared, as appropriate to allow timely decision regarding the required disclosure.

Changes in internal controls

There have been no significant changes in the Company's internal controls or other factors that could significantly affect the Company's internal controls subsequent to their evaluation, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) 1. Financial statements.

See Index to Consolidated Financial Statements on page 15.

2. Exhibits:

(3)	(A)	Articles of Incorporation (i)
	(A-1)	Article Amendments (ii)
	(B)	Bylaws (i)
	(B-1)	Amendments of Bylaws (iii)
(4)	(A)	Second Restated Revolving Credit and Term Loan Agreement ("Loan Agreement") and related documents (iv)
	(A-1)	Latest amendments of Loan Agreement (v)
	(B)	Rights Agreement dated February 19, 1999, as amended (vi)
(10)		AAON, Inc. 1992 Stock Option Plan, as amended (vii)
(21)		List of Subsidiaries (viii)
(23)		Consent of Ernst & Young LLP
(99.1)		Certification of CEO
(99.2)		Certification of CFO

(i) Incorporated herein by reference to the exhibits to the Company's Form S-18 Registration Statement No. 33-18336-LA.

(ii) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and to the Company's Forms 8-K dated March 21, 1994, March 10, 1997, and March 17, 2000.

(iii) Incorporated herein by reference to the Company's Forms 8-K dated March 10, 1997, May 27, 1998 and February 25, 1999, or exhibits thereto.

(iv) Incorporated by reference to exhibit to the Company's Form 8-K dated September 25, 1996.

(v) Incorporated herein by reference to exhibits to the Company's Forms 8-K dated September 26, 1997, March 9, 1999, and March 17, 2000, January 18, 2001, September 24, 2001, and August 19, 2002.

(vi) Incorporated by reference to exhibits to the Company's Forms 8-K dated February 25, 1999, and August 20, 2002, and Form 8-A Registration Statement No. 000-18953, as amended.

(vii) Incorporated herein by reference to exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to the Company's Form S-8 Registration Statement No. 33-78520, as amended.

(viii) Incorporated herein by reference to exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991.

(b) The Company did not file any reports on Form 8-K during the period from October 1, 2002, to December 31, 2002.

Signatures

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AAON, INC.

Dated: March 26, 2003

By: /s/ Norman H. Asbjornson
Norman H. Asbjornson, President

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: March 26, 2003

/s/ Norman H. Asbjornson
Norman H. Asbjornson
President and Director
(principal executive officer)

Dated: March 26, 2003

/s/ Kathy I. Sheffield
Kathy I. Sheffield
Treasurer
(principal financial officer
and principal accounting officer)

Dated: March 26, 2003

/s/ John B. Johnson, Jr.
John B. Johnson, Jr.
Director

Dated: March 26, 2003

/s/ Thomas E. Naugle
Thomas E. Naugle
Director

Dated: March 26, 2003

/s/ Jerry E. Ryan
Jerry E. Ryan
Director

Certification

I, Norman H. Asbjornson, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared:

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

   /s/ Norman H. Asbjornson

   Norman H. Asbjornson
   Chief Executive Officer
   March 26, 2003

Certification

I, Kathy I. Sheffield, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared:

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

   /s/ Kathy I. Sheffield

   Kathy I. Sheffield
   Chief Financial Officer
   March 26, 2003

Index To Consolidated Financial Statements

Report of Independent Auditors

Stockholders
AAON, Inc.

We have audited the accompanying consolidated balance sheet of AAON, Inc. as of December 31, 2002, and the related consolidated statement of operations, stockholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of AAON, Inc. for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations and whose report dated February 6, 2002, expressed an unqualified opinion on those statements before the restatement adjustments described in Note 1.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed above, the financial statements of AAON, Inc. as of December 31, 2001, and for each of the two years then ended, were audited by other auditors who have ceased operations. As described in Note 1, in 2002 the Company's Board of Directors approved a three-for-two stock split distributed in the form of a stock dividend, and all references to number of shares and per share information in the financial statements have been adjusted to reflect the stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information reflected in the 2001 and 2000 financial statements. Our procedures included (a) agreeing the authorization for the three-for-two stock split to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, basic and diluted earnings per share and related stock option disclosures. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of AAON, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Tulsa, Oklahoma
February 7, 2003

Report of Independent Public Accountants*

To the Stockholders of AAON, Inc.:

We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AAON, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Tulsa, Oklahoma
February 6, 2002

*This is a copy of a previous report and has not been reissued.

Consolidated Balance Sheets

	December 31,	
	2002	2001
	(in thousands, except for share data)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 5,071	$ 1,123
Accounts receivable, net	22,306	23,392
Inventories, net	14,338	13,471
Prepaid expenses and other	599	220
Deferred tax asset	4,168	4,067
Total current assets	46,482	42,273
Certificate of deposit	10,000	-
Property, plant and equipment, net	35,231	34,022
Total assets	$ 91,713	$ 76,295
Liabilities and Stockholders' Equity		
Current Liabilities		
Revolving credit facility	$ 3,566	$ 446
Accounts payable	8,418	7,559
Accrued liabilities	13,349	13,496
Current maturities of long-term debt	-	884
Total current liabilities	25,333	22,385
Deferred tax liability	4,070	2,884
Long-term debt	-	985
Stockholders' equity:		
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued	-	-
Common stock, $.004 par value, 50,000,000 shares authorized, 13,030,916 and 12,999,310 issued at December 31, 2002 and 2001, respectively*	52	52
Additional paid-in capital	-	1,063
Retained earnings*	62,258	48,926
Total stockholders' equity	62,310	50,041
Total liabilities and stockholders' equity	$ 91,713	$ 76,295

*Reflects three-for-two stock split effective June 4, 2002.

See accompanying notes.

Consolidated Statements of Operations

	Year Ending December 31, 2002	2001	2000
	(in thousands, except per share data)		
Net sales	$ 155,075	$ 157,252	$ 154,982
Cost of sales	117,193	118,399	120,233
Gross profit	37,882	38,853	34,749
Selling, general and administrative expenses	15,071	16,011	13,922
Income from operations	22,811	22,842	20,827
Interest expense	95	892	904
Interest income	(214)	-	-
Other income	(180)	(536)	(436)
Income before income taxes	23,110	22,486	20,359
Income tax provision	8,499	8,330	7,565
Net income	$ 14,611	$ 14,156	$ 12,794
Earnings per share*:			
Basic	$ 1.11	$ 1.09	$ 0.97
Diluted	$ 1.06	$ 1.04	$ 0.92
Weighted average shares outstanding*:			
Basic	13,158	12,992	13,190
Diluted	13,740	13,641	13,896

* Reflects three-for-two stock split effective June 4, 2002.

See accompanying notes.

Consolidated Statements Of Stockholders' Equity

	Common Stock		Paid-in	Retained	
	Shares*	Amount	Capital	Earnings*	Total
			(in thousands)		
Balance at December 31, 1999	13,964	$ 54	$ 7,722	$ 25,842	$ 33,618
Net income	-	-	-	12,794	12,794
Stock options exercised, including tax benefits	288	1	969	-	970
Stock repurchased and retired	(1,284)	(3)	(8,691)	(1,676)	(10,370)
Balance at December 31, 2000	12,968	52	-	36,960	37,012
Net income	-	-	-	14,156	14,156
Stock options exercised, including tax benefits	266	1	1,634	-	1,635
Stock issued to employees	1	-	25	-	25
Stock repurchased and retired	(236)	(1)	(596)	(2,190)	(2,787)
Balance at December 31, 2001	12,999	52	1,063	48,926	50,041
Net income	-	-	-	**14,611**	**14,611**
Stock options exercised, including tax benefits	**248**	**1**	**1,639**	**-**	**1,640**
Stock repurchased and retired	**(216)**	**(1)**	**(2,702)**	**(1,279)**	**(3,982)**
Balance at December 31, 2002	**13,031**	**$ 52**	**$ -**	**$ 62,258**	**$62,310**

* Reflects three-for-two stock split effective June 4, 2002.

See accompanying notes.

Consolidated Statements Of Cash Flows

	Year Ended December 31,		
	2002	2001	2000
	(in thousands)		
Operating Activities			
Net income	$ 14,611	$ 14,156	$ 12,794
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	4,915	4,380	3,465
Provision for losses on accounts receivable	346	260	696
Provision for excess and obsolete inventories, net	150	(100)	50
Gain on disposition of assets	(6)	(125)	(11)
Deferred income taxes	1,085	475	(127)
Changes in assets and liabilities:			
Accounts receivable	740	4,595	(7,616)
Inventories	(1,017)	1,769	(3,324)
Prepaid expenses and other	(379)	25	321
Accounts payable	859	(3,686)	2,646
Accrued liabilities	627	2,130	5,146
Net cash provided by operating activities	21,931	23,879	14,040
Investing Activities			
Proceeds from sale of property, plant and equipment	8	200	11
Investment in certificate of deposit	(10,000)	-	-
Capital expenditures	(6,126)	(9,017)	(10,744)
Net cash used in investing activities	(16,118)	(8,817)	(10,733)
Financing Activities			
Borrowings under revolving credit agreement	33,855	56,290	68,219
Payments under revolving credit agreement	(30,735)	(62,761)	(66,092)
Proceeds from long-term debt	-	2,500	5,048
Payments on long-term debt	(1,869)	(7,873)	(530)
Stock issued to employees	-	25	-
Stock options exercised	866	650	410
Repurchase of stock	(3,982)	(2,787)	(10,370)
Net cash used in financing activities	(1,865)	(13,956)	(3,315)
Net increase (decrease) in cash	3,948	1,106	(8)
Cash and cash equivalents, beginning of year	1,123	17	25
Cash and cash equivalents, end of year	$ 5,071	$ 1,123	$ 17

See accompanying notes.

Notes To Consolidated Financial Statements December 31, 2002

1. Business, Summary of Significant Accounting Policies and Other Financial Data

AAON, Inc. (the Company, a Nevada corporation) is engaged in the manufacture and sale of commercial rooftop air conditioners, heating equipment and air conditioning coils through its wholly-owned subsidiaries AAON, Inc. (AAON, an Oklahoma corporation) and AAON Coil Products, Inc. (ACP, a Texas corporation). The consolidated financial statements include the accounts of the Company and its subsidiaries, AAON and ACP. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues from sales of products at the time of shipment. For sales initiated by independent manufacturer representatives, the Company recognizes revenues net of the representatives' commission. Amounts billed to customers for shipping and handling costs are included in revenues.

Concentrations

The Company's customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. At December 31, 2002 and 2001, two customers represented approximately 17% and 11%, respectively, of accounts receivable.

Sales to customers representing 10% or greater of total sales consist of the following:

	Year Ended December 31,		
	2002	2001	2000
Wal-Mart Stores, Inc.	14%	14%	19%
Target	11%	11%	*
Home Depot	*	10%	10%

*Less than 10%

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company grants credit to its customers and performs ongoing credit evaluations. The Company generally does not require collateral or charge interest. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, economic and market conditions and the age of the receivable. Accounts receivable and the related allowance for doubtful accounts are as follows:

	December 31, 2002	December 31, 2001
	(in thousands)	
Accounts receivable	$23,166	$24,252
Less allowance for doubtful accounts	860	860
Total, net	$22,306	$23,392

	Year Ended December 31, 2002	2001	2000
		(in thousands)	
Allowance for doubtful accounts:			
Balance, beginning of period	$ 860	$ 1,050	$ 850
Provision for losses on accounts receivable	346	260	696
Accounts receivable written off, net of recoveries	(346)	(450)	(496)
Balance, end of period	$ 860	$ 860	$ 1,050

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. The Company establishes an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts. At December 31, 2002 and 2001, and for the three years ending December 31, 2002, inventory and the related allowance for excess and obsolete inventories are as follows:

	December 31, 2002	December 31, 2001
	(in thousands)	
Raw materials	$ 11,508	$ 10,376
Work in process	2,750	2,258
Finished goods	1,080	1,687
	15,338	14,321
Less allowance for excess and obsolete inventories	1,000	850
Total, net	$14,338	$ 13,471

	Year Ended December 31, 2002	2001	2000
		(in thousands)	
Allowance for excess and obsolete inventories:			
Balance, beginning of period	$ 850	$ 950	$ 900
Provision for excess and obsolete inventories	690	-	50
Adjustments to reserve	(540)	(100)	-
Balance, end of period	$1,000	$ 850	$ 950

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized. Property, plant and equipment are depreciated using the straight-line method over the following estimated useful lives:

	Years
Buildings	10 - 30
Machinery and equipment	3 - 15
Furniture and fixtures	2 - 5

At December 31, 2002 and 2001, property, plant and equipment were comprised of the following:

	December 31,	
	2002	2001
	(in thousands)	
Land	$ 874	$ 874
Buildings	18,394	16,893
Machinery and equipment	39,580	35,331
Furniture and fixtures	3,497	3,197
	62,345	56,295
Less accumulated depreciation	27,114	22,273
Total, net	$35,231	$ 34,022

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable.

The impairment of long-lived assets is measured pursuant to the guidelines of Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* When an indicator of impairment has occurred, management's estimate of undiscounted cash flows attributable to the assets is compared to the carrying value of the assets to determine whether impairment has occurred. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

Accrued Liabilities

At December 31, 2002 and 2001, accrued liabilities were comprised of the following:

	December 31,	
	2002	2001
	(in thousands)	
Warranty	$ 7,220	$ 7,000
Commissions	3,495	3,295
Payroll	1,069	1,087
Income taxes	533	1,048
Workers' compensation	363	314
Medical self-insurance	437	651
Other	232	101
Total	$13,349	$ 13,496

Warranties

A provision is made for the estimated cost of warranty obligations at the time the related products are sold based upon the warranty period, historical trends, new products and any known identifiable warranty issues. Warranty expense was $4.3 million and $5.8 million, $4.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Changes in the Company's warranty liability during the year ended December 31, 2002, are as follows (in thousands):

Balance, beginning of the year	$ 7,000
Warranties accrued during the year	4,300
Warranties settled during the year	(4,100)
	$ 7,200

Stock Split

On June 4, 2002, the Company effected a three-for-two stock split. Share and per share amounts have been retroactively restated to reflect this stock split.

Earnings Per Share

Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per common share were determined based on the assumed exercise of dilutive options, as determined by applying the treasury stock method. For the years ended December 31, 2002, 2001 and 2000, 41,250, 22,500 and 5,000 options, respectively, were anti-dilutive. The computation of basic and diluted earnings per share (EPS) is as follows:

	Year Ended December 31, 2002 (in thousands, except per share data)		
	Income	Weighted Average Shares	Per-Share Amount
Basic EPS	$ 14,611	13,158	$ 1.11
Effect of dilutive securities	-	582	-
Diluted EPS	$ 14,611	13,740	$ 1.06

	Year Ended December 31, 2001 (in thousands, except per share data)		
	Income	Weighted Average Shares	Per-Share Amount
Basic EPS	$ 14,156	12,992	$ 1.09
Effect of dilutive securities	-	649	-
Diluted EPS	$ 14,156	13,641	$ 1.04

	Year Ended December 31, 2000 (in thousands, except per share data)		
	Income	Weighted Average Shares	Per-Share Amount
Basic EPS	$ 12,794	13,190	$ 0.97
Effect of dilutive securities	-	706	-
Diluted EPS	$ 12,794	13,896	$ 0.92

Stock Compensation

The Company maintains a stock option plan for key employees and directors which is described more fully in Note 7. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation is as follows:

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Net income, as reported	$ 14,611	$ 14,156	$ 12,794
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(995)	(575)	(565)
Pro forma net income	$ 13,616	$ 13,581	$ 12,229
Earnings per share:			
Basic, as reported	$ 1.11	$ 1.09	$ 0.97
Basic, pro forma	$ 1.03	$ 1.05	$ 0.93
Diluted, as reported	$ 1.06	$ 1.04	$ 0.92
Diluted, pro forma	$ 0.99	$ 1.00	$ 0.88

Advertising

Advertising costs are expensed as incurred. Advertising expense was $372,000, $454,000 and $362,000 for the years ending December 31, 2002, 2001 and 2000, respectively.

Reclassifications

Certain reclassifications have been made to the 2001 and 2000 financial statements to conform with the 2002 presentation.

New Accounting Pronouncements

SFAS No. 143, *Accounting for Asset Retirement Obligations*, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. This Statement is effective for fiscal years beginning after June 15, 2002. Management does not expect the adoption of SFAS 143 to have a significant impact on its results of operations or financial position.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, addresses financial accounting and reporting for costs associated with exit or disposal activities. Under this Statement, a liability for a cost associated with an exit or disposal activity is recognized at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement is not expected to have a significant impact on the Company's results of operations or financial position.

SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, provides alternative methods of transition to the fair value method of accounting for stock-based compensation as required by SFAS 123, *Accounting for Stock-Based Compensation*. SFAS 148 also amends the disclosure requirements of SFAS 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148 does not require adoption of the fair value method of accounting for stock-based compensation provided by SFAS 123. SFAS 148's amendment of the transition and annual disclosure requirements of SFAS 123 are effective for fiscal years ending after December 15, 2002. The Company intends to continue to utilize the recognition and measurement principles as allowed under SFAS 123.

Segments

The Company operates under one reportable segment as defined in SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*.

2. Supplemental Cash Flow Information

Interest payments of $95,000, $892,000 and $889,000 were made during the years ended December 31, 2002, 2001 and 2000, respectively. Payments for income taxes of $7,156,000, $6,754,000 and $6,375,000 were made during the years ended December 31, 2002, 2001 and 2000, respectively.

3. Certificate of Deposit

The $10 million certificate of deposit bears interest at 3.25% per annum and has a maturity date of June 12, 2004. There is a three-month interest penalty for early withdrawal.

4. Revolving Credit Facility

The Company has a $15,150,000 unsecured bank line of credit which matures July 31, 2003. The line of credit has certain financial covenants and prohibits the declaration or payments of dividends. Borrowings under the credit facility bear interest at prime rate less .5% or at LIBOR plus 1.60%. At December 31, 2002 and 2001, the Company had $3,566,000 and $446,000, respectively, outstanding under the credit facility bearing interest at 3.04% and 3.47%, respectively.

5. Debt

Long-term debt at December 31, 2001, consisted of notes payable totaling $1,869,000, which were due in monthly installments of $36,000. Interest rates ranged from 7.47% to 7.52%, and the notes were collateralized by machinery and equipment.

6. Income Taxes

The Company follows the liability method of accounting for income taxes which provides that deferred tax liabilities and assets are based on the difference between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

The income tax provision consists of the following:

	Year Ending December 31,		
	2002	2001	2000
	(in thousands)		
Current	$ 7,414	$ 7,855	$ 7,692
Deferred	1,085	475	(127)
	$ 8,499	$ 8,330	$ 7,565

The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Year Ending December 31,		
	2002	2001	2000
Federal statutory rate	35%	35%	35%
State income taxes, net of federal benefit	4	4	4
Other	(2)	(2)	(2)
	37%	37%	37%

The tax effect of temporary differences giving rise to the Company's deferred income taxes at December 31 is as follows:

	2002	2001
	(in thousands)	
Deferred tax assets:		
Valuation reserves	$ 705	$ 648
Warranty accrual	2,737	2,653
Other accruals	708	746
Other, net	18	20
	$ 4,168	$ 4,067
Deferred tax liability:		
Depreciation and amortization	$ 4,070	$ 2,884

7. Benefit Plans

The Company's stock option plan reserves 2,925,000 shares of common stock for issuance under the plan. Under the terms of the plan, the exercise price of shares granted may not be less than 85% of the fair market value at the date of the grant. Options granted to directors vest one year from the date of grant and are exercisable for nine years thereafter. All other options granted vest at a rate of 20% per year, commencing one year after date of grant, and are exercisable during years 2-10. At December 31, 2002, 1,124,890 shares were available for future option grants. For the years ended December 31, 2002 and 2001, the Company reduced its income tax payable by $774,000 and $985,000, respectively, as a result of nonqualified stock options exercised under the Company's stock option plan. The number and exercise price of options granted were as follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at January 1, 2000	2,184,300	$ 3.50
Granted	11,250	9.83
Exercised	(288,113)	1.43
Cancelled	(112,950)	5.00
Outstanding at December 31, 2000	1,794,487	$ 3.77
Granted	196,875	11.49
Exercised	(266,813)	2.47
Cancelled	(69,600)	5.46
Outstanding at December 31, 2001	1,654,949	$ 5.01
Granted	-	-
Exercised	**(247,598)**	**3.57**
Cancelled	**(129,808)**	**5.20**
Outstanding at December 31, 2002	**1,277,543**	**$ 5.33**

The following is a summary of stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$ 2.28 - $ 3.39	542,168	$ 3.06	4.34 Years	519,384	$ 3.05
$ 4.00 - $ 5.78	556,625	5.17	6.44 Years	408,225	5.04
$ 8.59 - $12.36	108,000	9.93	8.34 Years	23,850	9.92
$13.29 - $19.27	70,750	16.81	8.70 Years	47,150	18.53
	1,277,543	$ 5.33		998,609	$ 4.76

For purposes of the stock compensation information presented in Note 1, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected dividend yield	*	0%	0%
Expected volatility	*	45.38%	51.99%
Risk-free interest rate	*	5.04%	5.50%
Expected life	*	8 yrs	8 yrs

*The Company granted no options in 2002.

The Company sponsors a defined contribution benefit plan. Employees may make contributions at a minimum of 1% and a maximum of 15% of compensation. The Company may, on a discretionary basis, contribute a Company matching contribution not to exceed 6% of compensation. The Company made matching contributions of $535,000 $504,000 and $493,000 in 2002, 2001 and 2000, respectively. The Company made additional discretionary contributions of $325,000 and $1,308,000 during 2001 and 2000, respectively.

The Company maintains a discretionary profit sharing bonus plan under which 10% of pre-tax profit at each subsidiary is paid to eligible employees on a quarterly basis. Profit sharing expense was $2,573,000, $2,507,000 and $2,277,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

8. Stockholder Rights Plan

During 1999, the Board of Directors adopted a Stockholder Rights Plan (the "Plan") which was amended in 2002. Under the Plan, stockholders of record on March 1, 1999, received a dividend of one right per share of the Company's common stock. Stock issued after March 1, 1999, contains a notation incorporating the rights. Each right entitles the holder to purchase one one-thousandth (1/1,000) of a share of Series A Preferred Stock at an exercise price of $90. The rights are traded with the Company's common stock. The rights become exercisable after a public announcement that a person has acquired, or a tender offer is made for, 15% or more of the common stock of the Company. If either of these events occur, upon exercise the holder (other than a holder owning more than 15% of the outstanding stock) will receive the number of shares of the Company's common stock having a market value equal to two times the exercise price.

The rights may be redeemed by the Company for $0.001 per right until a person or group has acquired 15% of the Company's common stock. The rights expire on August 20, 2012.

9. Contingencies

The Company is subject to claims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability, if any, will not have a material effect on the Company's results of operations or financial position.

10. Quarterly Results (Unaudited)

The following is a summary of the quarterly results of operations for the years ending December 31, 2002 and 2001:

	Quarter Ending			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
2002				
Net sales	$35,990	$ 40,181	$41,702	$37,202
Gross profit	9,617	9,737	10,401	8,127
Net income	3,647	3,666	4,186	3,112
Earnings per share:				
Basic	0.27	0.28	0.32	0.24
Diluted	0.27	0.27	0.30	0.23

	Quarter Ending			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
2001				
Net sales	$39,435	$41,520	$41,402	$34,895
Gross profit	11,262	10,882	8,733	7,976
Net income	3,576	3,816	3,523	3,241
Earnings per share:				
Basic	0.28	0.29	0.27	0.25
Diluted	0.26	0.28	0.26	0.24

Officers



Norman H. Asbjornson has served as President and a director of the Company since 1988. Mr. Asbjornson has been in senior management positions in the heating and air conditioning industry for over 40 years.



Kathy L. Sheffield became Treasurer of the Company in 1999 and Vice President in June of 2002. Ms. Sheffield previously served as Accounting Manager of the Company from 1988 to 1999.



Robert G. Fergus has served as Vice President of the Company since 1988. Mr. Fergus has been in senior management positions in the heating and air conditioning industry for 38 years.



John B. Johnson, Jr. has served as Secretary and a director of the Company since 1988. Mr. Johnson is a member of the firm of Johnson, Jones, Dornblaser, Coffman & Shorb, which serves as General Counsel to the Company.

Board of Directors

Jerry E. Ryan was elected as a director by the Board in 2001. Mr. Ryan serves on the Boards of Directors of Lone Star Technologies of Dallas, Texas and Global Energy Equipment Group, Tulsa, Oklahoma.

Norman H. Asbjornson
President / CEO

Thomas E. Naugle has served as a director of the Company since 1998. From 1985 to present, Mr. Naugle has served as Chairman of the Board and/or President of Naugle & Co., a company engaged in the business of investments.

John B. Johnson, Jr.
Secretary



Charles C. Stephenson, Jr. has served as a director of the Company since 1996. Mr. Stephenson is Chairman of the Board of Vintage Petroleum, Inc., based in Tulsa, Oklahoma.

William A. Bowen served as Vice President-Finance of the Company from 1989 to 1999. He previously served as Chairman and CEO of The First National Bank and Trust Company in Tulsa, Oklahoma. He also held senior management positions with Wachovia Bank and Trust Company in North Carolina.

Anthony Pantaleoni has served as a director of the Company since 1989. Mr. Pantaleoni is a partner of Fulbright & Jaworski LLP in New York, New York.

Corporate Data

Transfer Agent and Registrar
Progressive Transfer Company
1981 East Murray-Holladay Road, Suite 200
Salt Lake City, Utah 84117

Auditors
Ernst & Young LLP
3900 One Williams Center
P.O. Box 1529 (74101)
Tulsa, Oklahoma 74172

General Counsel
Johnson, Jones, Dornblaser, Coffman & Shorb
2200 Bank of America Center
15 West Sixth Street
Tulsa, Oklahoma 74119

Investor Relations
Jerry Levine
105 Creek Side Road
Mt. Kisco, New York 10549
Ph: 914-244-0292
Fax: 914-244-0295
Jerry.levine@worldnet.att.net

Executive Offices
2425 South Yukon Avenue
Tulsa, Oklahoma 74107

Common Stock
NASDAQ-AAON

Website Address
www.aaon.com

AAON proudly honors our people, whose dedication brings success to our company – and meaning to our work.



JERONIMO ABEILLE
CARLOS ACOSTA
MARIA ACOSTA
MARTHA ACOSTA
FRANCISCO ADAME-GARCIA
GARY ADAMS
CHRISTIAN AGUILAR
ESVIN AGUILAR
FREDY AGUILAR
GERARDO AGUILAR
HECTOR AGUILAR
MARINO AGUILAR
ALEX AKUAGWU
AMIR ALEJANDRO
JAMES ALEXANDER
WILLIE ALEXANDER



DONALD ALLEN
KEVIN ALLEN
MICHAEL ALLEN
WILLIAM ALLEN
ANGEL ALVARADO
EDUARDO ALVARADO
FELIPE ALVARADO
LUIS ALVARADO
MANUEL ALVARADO
RUBEN ALVARADO
JOSE AMAYA
EVILIO AMBROCIO
MICHAEL AMBURGEY
CYNTHIA AMENT
SHAHRAM AMINZADEH
FERNANDO ANDALON
LARRY ANDERSON
STACY ANDERSON
CHARLES ANDERSON, JR.

ALFREDO ANTONIO
GARY ARNOLD
NORMAN ASBJORNSON
SCOTT ASBJORNSON
GARY ASHMORE
DWIGHT AUSTIN
JOSEPH AVILA
PEDRO AVINA
FIDEL AZUA
NORA BACKUS
LAMARCUS BAILEY
LONNIE BAILEY
ASHLEY BAKER
ERIC BAKER
ERNEST BAKER
MANUEL BARAHONA
LORENZO BARBA
CAROLYN BARBER
CANDY BARBOSA
EFRAIN BARRADAS
MARIA BARRAGAN
IVAN BARRERA
GUALBERTO BARRIOS
CAROLINA BARRON
ESTHER BARRON
FEDERICO BARRON
MARIA BARRON
WILLIAM BARTH, JR.
MANUEL BARTHOLIC
MICHAEL BASS
STUART BAUGH
ARTURO BAUTISTA
DANIEL BAUTISTA
DIEGO BAUTISTA
HUMBERTO BAUTISTA
OVIDIO BAUTISTA
RIGOBERTO BAUTISTA
SAUL BAUTISTA
JASON BAZAN
DAVID BEASLEY
ESTELLA BELL
JASON BELL
BRUCE BELLER
GUZMAN BENITEZ
OFELIA BENITEZ



ISAAC BENN
BONNIE BENSON
IDA BERMUDEZ
HORACIO BESERRA
ROBERT BISCAINO
JASON BLACK
MARIA BLANCO
DAVID BLEVINS
JIMMY BLEVINS
JUSTIN BLEVINS
RICHARD BOBO
EDWARD BODNARYUK
DAVID BOGLE
STEPHEN BOLOMEY
JAMES BOND
ELI BOTELLO



ROSENDO BOTELLO
ALEXANDER BOTELLO, SR.
JOHNNIE BOUGH
JOHN BOYD
LORRAINE BRADFORD
MYOSHIA BRADLEY
STEVEN BRADLEY
GLEN BRAUER, JR.
ERIC BRAUN
CURTIS BRICE
RYAN BRISTLE
JAMES BROOKS
MITCHELL BROOKS
ANTHONY BROWN
DAVID BROWN
HARLEY BROWN
STACEY BROWN
JAMES BRUCE
CHRISTOPHER BRYANT
WILLIAM BRYANT
BANG BUI
BICH BUI
CARLOS BUIRREA
FRED BUNTON
ROBERT BURCH
MONICA BURNS



CHARLES BURRIS
ROBERT BURRIS
DOUGLAS BURTRUM
TINA BUSH
FILOMERO BUSTOS
PEDRO BUSTOS
ERASTO BUSTOS, JR.
JOHN BUTLER
MARTHA CALDERAS-MOSQUEDA
CASEY CAMPBELL
ALBA CAMPOS
ARTHUR CANDLER
ARTHUR CANDLER, III
FAUSTINO CARDENAS
FERNANDO CARDENAS
MARIA CARDENAS
CARLOS CARDONA
JORGE CARMONA
KEITH CARPENTER
CURTIS CARR, JR.
JUAN CARRANZA
MENDY CASTIGLIONE
LEONARDO CASTILLO
RODRIGO CASTILLO
JAY CASTOE
GABRIEL CASTRO
JUAN CASTRO
ROBERTO CASTRO
JOSE CASTRO M
GERALD CATTERLIN
MARIA CERDA
MARK CHALMERS
FRED CHANDLER
KARL CHATMAN, JR.
JOSH CHATTILLON
ADALBERTO CHAVEZ
GREGORY CHAVEZ
RAMIRO CHAVEZ
YOUHONG CHEN
DALE CHERRY
DANIEL CHERRY
KRISTEN CHEVALLIER
TENISHA CHILDS
ALBERTO CHINCHILLA

GEORGE CLARK
MORRIS CLARK
RICHARD CLARK
ROBERT CLARY
FLOYD CLEGHORN
ROBERT CLEMANS
RAYMOND CLEVELAND
WILLIAM CLEVELAND
VERNETT COBB
KENNETH COCHRAN
RICKY COLBERT
MICKEY COLE
PENNY COLE
MARY COLEMAN
DALE CONKWRIGHT
JOSEPH CONLEY
JONATHAN CONNELL
CLARENCE COOK
DEBRA COPPAGE
ELAINE CORKHILL
BLANCA CORONA
ROBERTO CORONA
ERIC COWAN
AMBROSE COX
BILLY COX
CHRISTINE COX
JERRY COX
JOHN COX
RICHARD CRAITE
LINDA CRAMER
JAMES CRASE
STEVEN CRASE
MARK CREASON
MIKEL CREWS
CLARK CROSBY, JR.
DARRELL CROW
WILLIAM CRUMP
CAROLYN CRUTCHFIELD
EFREN CRUZ
HECTOR CRUZ
PEDRO CRUZ
ROGELIO CUEVAS
ROBERT CUMMINGS
GENE CURTIS





EMMANUEL DAARA
AARON DANIELS
GWENDOLYN DANIELS
JOHN DANIELS
NATALYA DANIL CHENKO
ALEKSEY DANIL'CHENKO
LORETTA DARLING
JERRY DARRINGTON, JR.
ANDREA DAVIS
ANGELA DAVIS
ANTHONY DAVIS
JERRY DAVIS
RICHARD DAVIS
ROBERT DAVIS
WILLIAM DAVIS
GWENDOLYN DECKARD



AHSE DEERE
JAMES DEES
BOBBY DEGRAFFENREID
AMBER DELANCY
ISMAEL DELAPAZ
VIOLETA DELAPAZ
EVA DELATORRE
CARLOS DELEON
MELVIN DELEON
RAGELIO DELGADO
JUANA DELOBO
CHARLES DEWEESE
RAMON DIAZ
WILVERT DIAZ
ERRIN DIXON
GERALD DIXON
HOMER DODD
RICKEY DODSON
EZEQUIAS DOMINGUEZ
WILBER DOMINGUEZ
SEAN DONALD
HAROLD DOUGLAS
ERIC DOWNING
THOMAS DREADFULWATER
MICHAEL DREW
CATHRYN DUBBS
JERROLD DUBBS
RANDY DUNAWAY
LINDA DUNEC

RALPH DURBIN
RANDY DWIGGINS
JERRY EARLEY, JR.
WENDELL EASILEY
CATHY EASLEY
BETTY ELI
EARL ELLIOTT
TINISHA ENGLISH
FRANCISCO ENSALDO
STEPHEN ETTER
GILDA ETUMUDOR
SEWELL EVERETT
EYVONNE EVERS
CYNTHIA FAISON
WEI FANG
JOSE FELICIANO
ROBERT FERGUS
DARRELL FERGUSON
ELIZABETH FERGUSON
PEDRO FERNANDEZ
STERLYN FINCH
LACRETIA FISHER
MICHAEL FLANAGAN
HARRY FLETCHER
TERRA FLETCHER
CECILIO FLORES
EFIGENIA FLORES
FREDDY FLORES
JAIME FLORES
JOEL FLORES
LUIS FLORES
MARIA FLORES
TOMAS FLORES
RUDY FOGLE
KENNETH FONTENOT
SHARON FONTENOT



KHALILAH FORD
DERRICK FORT
FREDERICK FOSTER
LORETTA FOWLKES
KENNETH FOYIL
CHRISTIAN FRANCO
PHILLIP FRANK
WARREN FRANKLIN
JERRY FRANKS
REVONDA FRANKS
NELSON FRY
GUILLERMO FUENTES
ELBERT FULLER
YOLANDA GALVAN
HUGO GAMAS
FRANCISCO GAMEZ

MARIA GARAY
ALEJANDRO GARCIA
EDGAR GARCIA
HENRY GARCIA
JUAN GARCIA
SANTIAGO GARCIA
WILSON GARCIA
CARLOS GARZA
GUSTAVO GARZA



STEVE GEARY
JAMES GEORGE
JUAN GERRERO
BRYAN GILLAM
ERIC GILLIS
WESLEY GODFREY
HENRY GOLDSTON
LARRY GOLETTO
HUMBERTO GOMEZ
PABLO GOMEZ
YING GONG
MARIA GONSALEZ
GELACIO GONZALES
YOVANI GONZALES
ADRIAN GONZALEZ
GABRIEL GONZALEZ
MARISELA GONZALEZ
MARTHA GONZALEZ
MIGUEL GONZALEZ
ROBERTO GONZALEZ
JERRY GOODALE
BARRY GOODSON
JAMES GORDON
PERRY GORDON
BUENAS GRANADOS
JOSE GRANADOS
DERRICK GREEN
JAMES GREEN
ROBERT GREEN
RONALD GRIMES
FRANCISCO GUARDADO
CRISTINO GUEVARA
VICTOR GUEVARA
YENY GUEVARA
REMIA GUTHERY
MANUEL GUTIERREZ
JUAN GUTIERREZ
MARIA GUTIERREZ
NANCY GUTIERREZ
RAQUEL GUTIERREZ
ELSA GUZMAN
GEORGINA GUZMAN
NANCY HACKNEY

CHRISTOPHER HADEN
STEPHEN HAINES
JACK HALL
KELLY HALL
STEPHEN HALL
ROBERT HALTON
SCOTT HAMILTON
KATHERINE HAMILTON
SAM HAMMOUD
JAMES HAMPTON
GEORGE HANN
DONALD HARDEN
CARMEKA HARDING
RANDY HARGROVE
CHARLES HARRINGTON
JACOB HARRIS
JOSHUA HARRIS
KENNY HARRIS
STACEY HARRIS
MATTHEW HAYES
ANGELA HEATH
TIM HEFFLIN
DANIEL HENDERSON
MIKE HENSLEY
ANAI HERNANDEZ
ARMANDO HERNANDEZ
EDUARDO HERNANDEZ
FRANCISCO HERNANDEZ
FRANCISCO O. HERNANDEZ
GONZALO HERNANDEZ
ISIDRO HERNANDEZ
JORGE HERNANDEZ
JOSE HERNANDEZ
LUCIANO HERNANDEZ
MARIA HERNANDEZ
MAYTE HERNANDEZ
MARCOS HERRERA
VICENTE HERRERA
CODY HESELIUS
JESSE HETTICK
TAKEO HIGA
DEWAYNE HIGHTOWER
JACOB HILL
ROXANNE HILL
TYSON HINTHER
BRIAN HOLLIE
JAMES HOLLINGSWORTH
ANTHONY HOLLINS
DONNA HOLLOWAY
STEPHEN HOOVER
WILBURN HORNER, JR.
DANIEL HORRELL
STEVEN HORSLEY
STANLEY HORTON



JERRY HOUSTON
JOSHUA HOWSLEY
LYDIA HUDSON
JOSE HUERTA
LARRY HUFFMAN
BILLY HUGHART
SHANNON HUGHES
BRENDA HURTADO
RONALD HUTCHCRAFT
GARY HUTCHINS
JOSE IBARRA-FLORES
ARISTEO IBARRA-GARCIA
STEPHEN IGLESIAS
SAMUEL INGRAM
TIM IRWIN
ARIEL IXLAJ-VASQUEZ
BELINDA JACKSON
BEVERLEY JACKSON
MARCUS JACKSON
MAVIS JACKSON, JR.
JORGE JAMAICA
JOSE JAMAICA
SAUL JAMAICA
CURTIS JAMES
JACQUELINE JAMES
MCKINLEY JAMES



MATTHEW JAYNES
ELSWORTH JEFFERSON
JASON JEWELL
GENELLE JIMBOY
ALCIDEZ JIMENEZ
LUIS JIMENEZ
OMAR JIMENEZ
PASCUAL JIMENEZ
MANGO JOHNS
AVIS JOHNSON
ED JOHNSON
REX JOHNSON
SHERRI JOHNSTON
KELLI JONES
LISA JONES
ROSE JONES
SANDRA JONES
TERRY JONES
ALEX JUAREZ
DAVID JUAREZ
GALI JUAREZ
JAIME JUAREZ
MENFIL JUAREZ
YONI JUAREZ
CARL JUSTICE
RICHARD KEATON

RANDALL KEENER
DERRICK KELLUM
AARON KELLY
GREGG KENNEDY
KIRK KHILLINGS
ALAN KILGORE
BOBBY KILGORE
RUSSELL KING
SHONERIC KING
CHRIS KINION
ALEKSANDR KIRYUKHIN
DAVID KNEBEL
REBECCA KNIGHT



ROBERT KNUTH
JOHN KOERBER
RAYMOND KOLLOCK
NIKOLAI KORAN
JAMES KOSS
MIKHAIL KRUPENYA
KARL KUENEMANN
SUSAN LA SARGE
JEANETTE LAIRD
LEE LAMB
DEBORAH LANE
DENNIS LANE
JOEY LANKFORD
JEREMY LANOY
JUAN LARA
GLEN LATHAN
RICHARD LAWSON
RONALD LAWSON
DAVID LAYSON
CYNTHIA LEE
JACQUELINE LEE
QUENTIN LEE
MATTHEW LEEPER
PETER LEININGER
PATRICIA LENNOX
HUGO LERMA
RONALD LESTER
JERRY LINCOLN
JAMES LINWOOD
ELIZABETH LISCANO
RAQUEL LISCANO
STEVEN LITTLEJOHN
FRANKLIN LOGAN, JR.
ARCADIO LOPEZ



FRANCISCO LOPEZ
JAVIER LOPEZ
MARGARITO LOPEZ
MARIO LOPEZ
SERGIO LOPEZ
THOMAS LOPEZ
YASMINA LOPEZ
PAUL LOWERY
FRANCISCO LOZOYA
LORENA LOZOYA
JIMMY LUCERO
ANDREA LUECK
JOSE LUNA
ADAN MACARIO
ALBERTO MACARIO
JULIO MACARIO
MAXIMILIANO MACARIO
GREGORY MACK
DON MADEWELL
JUSTIN MAINUS
HECTOR MALDONADO
BARBARA MALONE
CARLOS MALONE
ERIC MANN
KENNETH MANN
MARIA MANZO-MEJIA
ANA MARROGUIN
JOSE MARROQUIN
ECO MARSHALL



GEORGE MARSHALL, JR.
JAMIE MARTIN
THOMAS MARTIN
ADRIAN MARTINEZ
ALEJANDRO MARTINEZ
ARTURO MARTINEZ
JAVIER MARTINEZ
JOSE MARTINEZ
JOSE MARTINEZ
JUAN MARTINEZ
JUAN MARTINEZ
KAREN MARTINEZ
ROBERTO MARTINEZ
JAMES MASON
CHRISTOPHER MASON, JR.
OMAR MATA
ARTURO MATUL
RON MAUCH
WILSON MAURICIO
DEBORAH McATEER
TINA McBEATH
CHARLES McCARTHY
CHRISTOPHER McCLAIN

DORIS McCLOUD
ROY McCONNELL
RAY McCORMICK
SHAWN McCRARY
KATHY McCULLOCH
THOMAS McCUNE
FLORENCE McDANIEL



JAMES McELROY
ROBERT McINTOSH
RICHARD McKINNEY
DOMINGO McKNIGHT
RAYMOND McLAUGHLIN
GEORGIE McNAC
GINA MEANS
CALVIN MEEK, JR.
JAMES MELDA
JAIME MEMIJE
FERNANDO MENDEZ
RODOLFO MENDEZ
MICHAEL MENEFEE
IRMA MERCADO
VIVIAN MEYER
RANULFA MILIAN
CHRIS MILLER
GARY MILLS, JR.
MARK MILOW
BRIAN MINGLE
ENNIO MIRANDA
ANTHONY MITCHELL
DOUGLAS MITCHELL
JAY MODISETTE
IRMA MOGUEL
JOSE MOLINA
OCTAVIO MOLINA
JOSHUA MOLT
LUKE MOMODU
CAMIE MONDAY
ERIK MONREAL
JOSE MONREAL
MARIO MONTES
BRENDA MONTGOMERY
MARIA MOORE
MATTHEW MOORE
TONY MOORE
JOHNNY MORALES
OMAR MORALES
ANA MORAN
TONY MOREHEAD
ANTHONY MORGAN
DAVID MORGERSON
GLENN MORRILL
JOHN MORRIS

JACQUELINE MORRISON
ANSEL MORROW
CLINTON MORROW
MARCUS MORROW
CLAYTON MOTE
MELESIO MUNGUIA
EDUARDO MURILLO
ELVIA MURILLO
JOHNNY MUSGRAVE
DAVID MYERS
MARIA NAVA
MARTIN NAVA
ERICK NAVARRO
OVIDIO NAVARRO
VICTOR NAVARRO
NATALIE NEILSON
ERIC NETTLES
SHAWN NEVELS
JEREMY NEWBERRY
MARLITA NEWSOME
AN NGUYEN
GAOXIA NI
NITA NICHOLS
JERRY NOLAN
MARIO NOLASCO
CATHERINE NORTON
DEBRA NOTHNAGEL
FELIX NUNEZ
JAMES O'NEILL, JR.
JAMES O'NEILL, SR.
DAVID ODELL
EDDIE OLENBERGER, II
LEE OLIVER, JR.
ANTHONY OLIVERAS
ERIC OLSON
JOSE OLVERA
CARLOS ORDONEZ
JUAN ORELLANA
LETICIA ORONA



ADELSO OROZCO
EDDY OROZCO
ELMAN OROZCO
RODOLFO OROZCO
URIAS OROZCO
MANUEL ORTEGA
ADAN ORTIZ
DAVID OSBORNE
ROBERT OTIS
BYRON PACHECO
GUILLERMO PACHECO
EDMUNDO PAIZ
DON PALMER

STEPHEN PARGETER
JAMES PARRO
MARIO PASTOR
JASON PATE
RONNIE PATTON
VADEN PAULSEN
IGNACIO PAZ
KIMBERLY PEEKS
WILLIAM PEGUES



VLADIMIR PENIAZ
CATALINO PERALTA
CARLOS PEREZ
CLEIVER PEREZ
GABRIEL PEREZ
JOSE PEREZ
KLEYNER PEREZ
PEDRO PEREZ
SANDRA PEREZ
SERGIO PEREZ
SERGIO R.PEREZ
BRIAN PERKINS
SANTIAGO PERU
JACK PETRIN
DANIEL PEURIFOY
ALEXANDER PHILLIPS
FELICIA PHILLIPS
LOUIS PHILLIPS
MICHAEL PHILLIPS
JEFF PICKERING
KEVIN PITTSER
BERT POHL
BASANT POKHREL
RENU POKHREL
MARK POOL
DENNY PORTILLO
OSCAR POUND
PHILLIP POWELL
RUDY POWELL
GREG POWERS
JEFFERY POWERS
TRAVIS POWERS
ALMA PUGA
WILLIAM PULLEN
ALBERTO QUE
JESUS QUINONES
MARCO QUINTERO
JOHN QUINTON





ASUNCION RAMIREZ
HECTOR RAMIREZ
OMAR RAMIREZ
JOSE RAMON
TED RANKIN, JR.
ROBERT RAYNO
SANDRA READER
DIEGO REBOLLAR
FLOR REBOLLAR
DAVID REED
JAMES REED
LYNN REED
MARGARET REEVES
EVERETT REITZ
DIXIE REMY
JACKIE REMY
DAVID RENEAU
SVYATOSLAV RESHETOV
PAUL RHEA
MILDRED RICHARDSON
SYLVESTER RICHARDSON
ANGELA RIDEOUT
SEGUISMUNDO RIOFRIO
DELMECIO RISER
STEPHEN RISER
JAMES RITCHIE
JESUS RIVAS
FRANCISCO RIVERA
ALONSO RIVERA-MARTINEZ
TIM ROBINSON
JOSE ROBLES
JULIO ROBLES
KENYAN RODGERS
CIRO RODRIGUEZ
DIANA RODRIGUEZ
GILBERTO RODRIGUEZ
HECTOR RODRIGUEZ
JUAN RODRIGUEZ
MARIA RODRIGUEZ
MARICRUZ RODRIGUEZ
OMAR RODRIGUEZ
PABLO RODRIGUEZ
TERESA RODRIGUEZ
MARCO RODRIQUEZ
MARIA RODRIQUEZ
RAYMOND ROETTGER
MATTHEW ROGERS
NELSON ROJAS
JEFF ROLLINS
TERRY ROMBACH
RAUL ROMERO
ROBERT ROMO
PATRICIA ROSAS
KEVIN RUCKMAN

RONALD RUENGERT
AVA RUSSELL
PATRICIA RUSSELL
J SALDIVAR
JOSE SALDIVAR
MIGUEL SALDIVAR
VICTOR SALDIVAR
MICHAEL SAMPLES
DAMON SAMUELS
MAXIMINO SANAN
BETTY SANCHEZ
CESAR SANCHEZ
EVA SANCHEZ
FRANCISCA SANCHEZ
GUSTAVO SANCHEZ



JOSE SANCHEZ
ROSA SANCHEZ
VICTOR SANCHEZ
MICHAEL SANDOR, JR.
EDGAR SANTANA
PEDRO SANTILLAN
GALINA SAVINA
ERICK SAWYER
WILLIAM SCHAROSCH
ROBERT SCHOOLEY
RUSSELL SCHOONOVER
DWAYNE SCHWARTZ
KATHLEEN SEALS
JOSEPH SEHION
MARC SEIP
TINA SELLERS
EFRAIN SERRANO
ALEXSANDR SHAPOVALOV
NATALYA SHAPOVALOVA
DOLORES SHARP
STEVEN SHAW
THOMAS SHAW
KATHY SHEFFIELD
STEPHANIE SHELL
GILBERT SHELTON
DARRELL SHEPHERD
BARBARA SHIPMAN
FELICIANO SIFUENTES
HATSADACHANH SILUANGKHOT
PATRICK SIMPSON
MICHAEL SKINNER
JOHN SLINKER
LARRY SLONE
LAKEESHA SMALTS
BRETT SMITH
CURTIS SMITH
DAVID SMITH

GAY SMITH
GWENDOLYN SMITH
SWEETIE SMITH
DENNIS SNOW
MALCOLM SOLES
GRISELDA SOLIS
JOSE SOSA
KEVIN SOUVANNASING
DAVID SPANKO
ELDA SPEARS
JAMES SPENCER
SUSAN SPENCER
MICHAEL SPORTEL
NICK SPROWSO
BONNIE STANDRIDGE
SONDRA STANSELL
LARRY STANTON
JOHN STEDMAN
GLENN STEFFY
BERT STEPHENS
DEVERELL STEPHENS
TOMMY STEWART
PATRICK STILL
JOHN STINSON
BRENT STOCKTON
MICHAEL STRAUB
BILLY STRENGTH
THOMAS STRONG
WILLIAM STUBBLEFIELD
GARY SWARER
JENNIFER SWIFT
ERIC SYPERT
JAMES TABER
PILAR TABER
JIMMY TALBOT
JESUS TAPIA
JOE TART
TENNA TATUM
CHARLES TAYLOR
KEVIN TEAKELL



ROBERT TEIS
JUANA TELLES
DAWNELL TERRY
JERONE THOMAS
ROBERT THOMAS
MARK THOMPSON
ROBERT TITSWORTH, JR.
ELIU TOJ
NELSON TOJ
CHRISTOPHER TOLES
BRENY TORNES
GUTEMBERG TORNES

DANIEL TORRES
JORGE TORRES
SILVIA TORRES
DAVID TOWNSEND
UT TRAN
LINDA TREADWELL
DANIEL TREJO



HA TRINH
JEREMY TUCKER
PAUL TURBE
PHYLLIS TYISKA
PERNELL UNDERWOOD
MARIA URQUIZA
SERGIO URQUIZA
SOLIN URQUIZA
YADIRA URQUIZA
SAUL URZUA
ANTHONY UTLEY
ANTONIO VALENCIA
ARMANDO VALERO
DAVID VALLIERE
JOHN VANNESS
ALEJANDRO VARGAS
JUAN VARGAS
RANFERI VARGAS
EFRAIN VASQUEZ
FELIPE VASQUEZ
HECTOR VASQUEZ
JUAN VASQUEZ
LUCIANO VASQUEZ
MAYNOR VASQUEZ
VICENTE VASQUEZ
WYLLY VASQUEZ
DEBORAH VAUGHT
SHERRY VAUGHT
LUIS VAZQUEZ
DELIA VEGA
VICTOR VEGA
AROLDO VELASQUEZ
ELMAR VELASQUEZ
ANGEL VENEGAS
RENE VERASTEGUI
BENITO VERGARA
EFFRAIN VILLA
MIGUEL VILLEGAS
CUONG VO
SUONG VO



TONG VO
LINH VU
IVAN VYSOTSKY
STEPHEN WAKEFIELD
RODERICK WALKER
NOLA WALTERS
STACEY WALTERS
PERRY WARNER
JEANETTE WASHINGTON
GERALDINE WATSON
JOHN WATTS
DEMETRIA WEBB
ANTHONY WELCH
CAROLYN WESLEY
SHARON WEST
DIANA WHEELER
DEBORAH WHITAKER
HARVEY WHITAKER
WENDY WHITLOW
STEVEN WHORTON
JACKIE WILES
JERRY WILES



SVETLANA WILES
BILLY WILLIAMS
BRIAN WILLIAMS
DONNA WILLIAMS
JAMES WILLIAMS
JOHNATHAN WILLIAMS
JAMES WILLIAMSON
JOE WILLIS
PAUL WILLS
RALPH WILLS
JAMES WILSON
THOMAS WIND
WANDA WINKFIELD
MICAH WISDOM
EDWARD WOFFORD
CURTIS WOLF
JIM WYRICK
ECTOR YANCEY, JR.
GERARDO YANEZ
CHOU YANG
WAYNE YEAGER
MICHAEL YOHE
KATHRYN YOUNG
MARC YOUNG
DINAH YOUNGBLOOD
NIKOLAY ZAGORODNIY
CESAR ZAMARRIPA
JOHN ZENTER
JORGE ZUNIGA
OLGA ZVEZDUN


AAON®



AAON, Inc.
2425 South Yukon Avenue
Tulsa, Oklahoma 74107
(918) 583-2266
Fax: (918) 583-6094



AAON Coil Products, Inc.
203 Gum Springs Road
Longview, Texas 75602
(903) 236-4403
Fax: (903) 236-4463

www.aaon.com